Exhibit 99.1

2014 Edition of the Marine Harvest Industry Handbook

The 2014 edition of the Marine Harvest Industry Handbook is available on www.marineharvest.com/investor/industry-handbook/

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)